                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   ________

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)/1/



                              ALPHA MICROSYSTEMS
--------------------------------------------------------------------------------
                               (Name of issuer)


                                COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of class of securities)



                                  020903-10-0
--------------------------------------------------------------------------------
                                (CUSIP number)


   Christopher D. Pfrang, ISC International Systems Corporation, c/o Company
                                 Corporation,
      Three Christina Center, 201 N. Walnut Street, Wilmington, DE 19801
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communication)


                               October 16, 1995
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [__]

        Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                        (Continued on following pages)
                             (Page 1 of 10 Pages)


__________________________

   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020903-10-0           13D                           Page 2 of 10 Pages
         ------------                                             ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ISC INTERNATIONAL SYSTEMS CORPORATION


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [__]
                                                                        (b) [__]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [__]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     STATE OF DELAWARE

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 427,000

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: N/A

9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 427,000

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  427,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [__]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     CO



                      *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 020903-10-0             13D                         Page 3 of 10 Pages
         ------------                                             ---  ----


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ISC HOLDING GMBH


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [__]
                                                                        (b) [__]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [__]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     GERMANY

7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER: 427,000/(1)/

8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER: N/A

9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER: 427,000/(1)/

10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER: N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     427,000/(1)/

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                               [__]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     CO



/(1)/ Solely in its capacity as the controlling person of ISC International Systems Corporation.

                      *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 020903-10-0                13D                      Page 4 of 10 Pages
          -----------                                             ---  ----


ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, no par value, of Alpha Microsystems, a California corporation (the "Issuer"). The principal executive offices of the Issuer are at 2722 South Fairview Street, Santa Ana, CA 92704.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The persons filing this statement are: ISC International Systems Corporation, a corporation organized under the laws of the State of Delaware ("ISC-USA") and ISC Holding GmbH, a corporation organized under the laws of Germany ("ISC-Germany").

     (b) The business address for ISC-USA is Three Christina Centre, 201 N. Walnut Street, Wilmington, DE 19801; the business address for ISC-Germany is c/o Mader GmbH Deimlerstrasse 6, 70771 Leinfelden-Echterdingen, Germany.

     (c) ISC-USA's principal business is investment holding; ISC-Germany's principal business is investment holding.

     (d) During the last 10 years, neither ISC-USA nor ISC-Germany has experienced the following: (i) the initiation of any federal, state or foreign bankruptcy or insolvency proceeding by or against, or the appointment of a receiver, conservator, fiscal agent or similar officer for their businesses or assets; (ii) conviction in a federal, state or foreign criminal proceeding (including convictions entered on a plea of nolo contendere) or having been named as the subject of a pending criminal proceeding; (iii) the issuance in a federal, state or foreign civil or administrative proceeding of a finding, order, judgment, decree or sanction relating to (A) an alleged violation of any securities or commodities law or regulation or any law or regulation respecting financial institutions, insurance companies or fiduciary duties owed to a partnership, corporation, business trust or similar business entity, or (B) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity, (iv) or an order enjoining either of them from engaging in any type of business practice, or (v) the imposition of a sanction by a self-regulatory organization, as defined in Section 3(a)(26) of the Exchange Act, any contract market designated pursuant to section 5 of the Commodity Exchange Act, a future association registered under section 17 of the Commodity Exchange Act or any substantially equivalent foreign authority or organization.

     (e) ISC-USA is a corporation organized under the laws of the State of Delaware; ISC-Germany is a corporation organized under the laws of Germany.

CUSIP No. 020903-10-0             13D                         Page 5 of 10 Pages
         ------------                                             ---  ----


     The sole executive officer of ISC-USA is:


President and      (a)   Christopher D. Pfrang
Treasurer:         (b)   5170 Colorado Street
                         Long Beach, California 90803
                   (c)   President of ISC-USA
                   (d)   No
                   (e)   German citizen


     The directors of ISC-USA are:

          (1)      (a)  Werner Heim
                   (b) c/o AMK. AG Versicherungsmakler Aktiengesellschaft Hohe Strasse 74
                        70794 Filderstadt (Bonlanden)
                        Germany
                   (c)  President of AMK. AG Versicherungsmakler
                        Aktiengesellschaft
                   (d)  No
                   (e)  German citizen


          (2)      (a)  Eberhard Elsaesser
                   (b) c/o Ruedesheimer Wein und Sektkellerei GmbH Albertistrasse 2
                        D-62220 Ruedesheim
                        Germany
                   (c)  President of Ruedesheimer Wein und Sektkellerei GmbH
                   (d)  No
                   (e)  German citizen


          (3)      (a)  Christopher D. Pfrang
                   (b)  5170 Colorado Street
                        Long Beach, California 90803
                   (c)  President ISC-USA
                   (d)  No
                   (e)  German citizen

          ISC-USA is controlled by ISC-Germany.

CUSIP No. 020903-10-0              13D                        Page 6 of 10 Pages
         ------------                                             ---  ----

     The sole managing director of ISC-Germany is:

     (a)  Werner Heim
     (b)  c/o AMK.  AG Versicherungsmakler Aktiengesellschaft
          Hohe Strasse 74
          70794 Fiederstadt (Bonlanden)
          Germany
     (c)  President of AMK. AG Versicherungsmakler Aktiengesellschaft
     (d)  No
     (e)  German citizen

     ISC-Germany has no other officers or directors.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) ISC-USA is the beneficial owner of 427,000 shares of the Issuer's Common Stock, which represents approximately 6.5% of such class of stock (based on 6,595,453 as the number of shares of such class issued and outstanding according to the information set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended August 27, 1995).

     ISC-Germany, because of its position as the controlling person of ISC-USA, pursuant to Rule 13d-3 ("Rule 13d-3") under the Exchange Act, may be deemed to be the beneficial owner of 427,000 shares of the Issuer's Common Stock, which represents approximately 6.5% of such class of stock.

     (b) ISC-USA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 427,000 shares of the Issuer's Common Stock.

     As the sole stockholder of ISC-USA, ISC-Germany has the sole power to direct the vote and to direct the disposition of 427,000 shares of the Issuer's Common Stock.

     (c) Within the past sixty days, ISC-USA effected the following sales of the Issuer's Common Stock:

CUSIP No. 020903-10-0              13D                       Page 7 of 10 Pages
         ------------                                            ---  ----

     Date         Amount of Shares Sold           Price per Share
     ----         ---------------------           ---------------

     09/01/95            2,000                    15/16
     09/05/95            5,000                    15/16
     09/06/95            5,000                    15/16
     09/07/95            5,000                    31/32
     09/07/95            5,000                    31/32
     09/08/95            5,000                    31/32
     09/08/95            5,000                    31/32
     09/11/95            5,000                    1 1/8
     09/14/95            5,000                    1 3/16
     09/14/95            5,000                    1 3/16
     09/21/95            5,000                    1 1/4
     09/21/95            5,000                    1 1/4
     09/21/95            5,000                    1 1/4
     09/22/95            5,000                    1 1/4
     10/05/95            5,000                    1 13/64
     10/05/95            5,000                    1 13/64
     10/06/95            5,000                    1 3/16
     10/09/95            5,000                    1 13/64
     10/10/95            5,000                    1 3/16
     10/10/95            5,000                    1 3/16
     10/11/95            5,000                    1 3/16
     10/12/95            5,000                    1 3/16
     10/12/95            5,000                    1 3/16
     10/13/95            5,000                    1 3/16
     10/13/95            5,000                    1 3/16
     10/16/95            5,000                    1 1/4
     10/16/95            5,000                    1 1/4
     10/16/95            1,000                    1 1/4
     10/16/95            4,000                    1 1/4
     10/17/95            7,000                    1 1/4
     10/20/95            5,000                    1 1/4
     10/20/95            5,000                    1 1/4
     10/20/95            5,000                    1 1/4

All sales were effected on the NASDAQ Stock Market and made through a broker.

     (d) Each of ISC-USA and ISC-Germany affirms that no person other than ISC-USA or ISC-Germany has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer's Common Stock owned by ISC-USA and ISC-Germany.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.

CUSIP No. 020903-10-0             13D                     Page 8 of 10 Pages
         ------------                                         ---  ----


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit A - Agreement pursuant to Rule 13(d)-1(f)(1) under the Exchange Act.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                  OCTOBER 23, 1995
                                       ----------------------------------------
                                                       (Date)


                                       ISC INTERNATIONAL SYSTEMS CORPORATION



                                       By: /s/ Christopher D. Pfrang - President
                                           -------------------------------------
                                                        (signature)


                                           Christopher D. Pfrang - President
                                           -------------------------------------
                                                       (Name/Title)

CUSIP No. 020903-10-0             13D                     Page 9 of 10 Pages
         ------------                                         ---  ----



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             OCTOBER 23, 1995
                                             ----------------------------------
                                                           (Date)


                                             ISC HOLDING GMBH



                                             By: /s/ Christopher D. Pfrang
                                                 ------------------------------
                                                          (signature)


                                       Christopher D. Pfrang - Power of Attorney
                                       -----------------------------------------
                                                       (Name/Title)